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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------
                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
                   (UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES AND EXCHANGE COMMISSION
                            -------------------------
                           CHICAGO RIVET & MACHINE CO.
                                (Name of Issuer)

                      CHICAGO RIVET & MACHINE CO. (Issuer)
 (Name of Filing Person (identifying status as Offeror, Issuer or Other Person))

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                   168088-10-2
                      (CUSIP Number of Class of Securities)

                                John C. Osterman
                                    President
                           Chicago Rivet & Machine Co.
                               901 Frontenac Road
                              Naperville, Illinois
                                 (630) 357-8500

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                         on Behalf of the Filing Person)

                                    COPY TO:

                          Charles W. Mulaney, Jr., Esq.
                 Skadden, Arps, Slate, Meagher & Flom (Illinois)
                              333 West Wacker Drive
                             Chicago, Illinois 60606
                                 (312) 407-0700

                            CALCULATION OF FILING FEE
               TRANSACTION VALUATION*        AMOUNT OF FILING FEE
                     $5,175,000                     $1,035

--------------------
* Assumes purchase of 225,000 shares of common stock, par value $1.00 per share, at the maximum tender offer price of $23.00 per share.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: N/A                               Filing Party: N/A
     Form or Registration No.: N/A                               Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  Third-party tender offer subject to Rule 14d-1.        [X]  Issuer tender offer subject to Rule 13c-4.

[ ]  Going-private transaction subject to Rule 13e-3.       [ ]  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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         This Tender Offer Statement on Schedule TO relates to the offer by
Chicago Rivet & Machine Co., an Illinois corporation, to purchase up to 225,000 shares (or such lesser number of shares as are properly tendered) of its Common Stock, par value $1.00 per share, including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of November 22, 1999, between the Issuer and First Chicago Trust Company of New York, as the Rights Agent, at a price not in excess of $23.00 nor less than $20.00 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 16, 2000 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. This Schedule TO is intended to satisfy the reporting requirements of Section Rule-14(c)(2) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B).

         The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibit
(a)(1)(A) and (a)(1)(B), is incorporated in this Schedule TO by reference in answer to Items 1 through 11 of this Tender Offer Statement on Schedule TO.

ITEM 12.  EXHIBITS.

(a)(1)(A)      Offer to Purchase, dated March 16, 2000

(a)(1)(B)      Letter of Transmittal

(a)(1)(C)      Notice of Guaranteed Delivery

(a)(1)(D) Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated March 16, 2000

(a)(1)(E) Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated March 16, 2000

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(2)-(4)     Not applicable

(a)(5)(A)      Press Release, dated March 16, 2000

(a)(5)(B) Letter to shareholders from the Chairman of the Board of the Issuer, dated March 16, 2000

(b)            Bank of America, N.A. Commitment Letter, dated March 14, 2000

(d)            Not applicable

(g)            Not applicable

(h)            Not applicable




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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CHICAGO RIVET & MACHINE CO.


                                          By: /s/  John C. Osterman
                                             ------------------------------
                                             Name: John C. Osterman
                                             Title:   President


Date:  March 16, 2000



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                                  EXHIBIT INDEX

EXHIBIT
NUMBER             DESCRIPTION
--------       --------------------
(a)(1)(A)      Offer to Purchase, dated March 16, 2000

(a)(1)(B)      Letter of Transmittal

(a)(1)(C)      Notice of Guaranteed Delivery

(a)(1)(D) Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated March 16, 2000

(a)(1)(E) Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated March 16, 2000

(a)(1)(F)      Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9

(a)(2)-(4)     Not applicable

(a)(5)(A)      Press Release, dated March 16, 2000

(a)(5)(B) Letter to shareholders from the Chairman of the Board of the Issuer, dated March 16, 2000

(b)            Bank of America, N.A. Commitment Letter, dated March 14, 2000

(d)            Not applicable

(g)            Not applicable

(h)            Not applicable